

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 18, 2018

Emmanuel Cotrel
Chief Executive Officer
FMC GlobalSat Holdings, Inc.
3301 SE 14th Ave.
Fort Lauderdale, FL 33316

   Re: FMC GlobalSat Holdings, Inc.
     Amendment No. 1 to Registration Statement on Form S-1
     Filed July 16, 2018
     File No. 333-224906

Dear Mr. Cotrel:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 7, 2018 letter.

Form S-1/A filed July 16, 2018

Calculation of Registration Fee, page i

1. Please correct your "Proposed Maximum Aggregate Offering Price" column and footnote (2) to the table to clarify that each share of common stock initially will be offered at the fixed price of $1.00. This column currently anticipates that groups of shares will be offered at the prices of $2.00, $1.00, and $0.75, and footnote (2) indicates that shares will be sold immediately at prevailing market prices.

Prospectus Summary, page 1

2.   We note your response to comment 3. Please file the Aeris Agreement as an exhibit to your filing.

Limited Scope and Duration of Kymeta Agreement, page 7

3.   We note your response to comment 2. Please file the Distributor Evaluation Order as an exhibit to the filing as it appears to describe material performance criteria and the extent of the exclusivity provisions under the Agreement. Expand the risk factor to discuss what must happen before the failure of Kymeta to provide notification meeting the requirements of the Kymeta Agreeement could result in the loss of exclusivity or termination of the Kymeta Agreement.

Note 5 – Commitments and Contingencies
Distributor Agreement, page F-23

4.   We note your response to comment seven and your statement that, "initial term of the Kymeta Agreement commenced on May 4, 2017 and expires five (5) years from the date on which Kymeta notifies the Company that it has met the performance criteria set forth in the Distributor Evaluation Order." Please disclose whether your *exclusive* rights as Kymeta's worldwide distributor for the renewable energy industry began on May 4, 2017 or will begin once you have met the performance criteria. We note some inconsistency in your disclosure. For example on page one you state you have "been granted *the right* to be Kymeta's exclusive worldwide distributor of its products and services for the renewable energy industry." On page F-6 you state that you *have*, "exclusive rights as Kymeta's worldwide distributor for the renewable energy industry." Please clarify your disclosure in the Notes to your Financial Statements, Prospectus Summary, Management's Discussion and Analysis of Financial Condition and Results of Operations, and Business section.

        You may contact Inessa Kessman, Staff Accountant, at (202) 551-3371 or Terry French, Accounting Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact William Mastrianna, Attorney-Adviser, at (202) 551-3778 or Larry Spirgel, Assistant Director, at (202) 551-3810 with any other questions.

                                                    Division of Corporation Finance
                                                    Office of Telecommunications